UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Charm Communications Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

16112R101[1]

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Class A Ordinary Shares.

1	NAME OF REPORTING PERSON He Dang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 47,170,417 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 47,170,417 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,170,417 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 75.3%*
12	TYPE OF REPORTING PERSON IN

(*)	Based on 15,466,176 Class A Ordinary Shares outstanding as of December 31, 2011.

1	NAME OF REPORTING PERSON Merry Circle Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,016,250 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,016,250 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,016,250 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.0%*
12	TYPE OF REPORTING PERSON CO

(*)	Based on 15,466,176 Class A Ordinary Shares outstanding as of December 31, 2011.

1	NAME OF REPORTING PERSON Honour Idea Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,093,750 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,093,750 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,750 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6%*
12	TYPE OF REPORTING PERSON CO

(*)	Based on 15,466,176 Class A Ordinary Shares outstanding as of December 31, 2011.

1	NAME OF REPORTING PERSON Full Quantum Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,016,250 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,016,250 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,016,250 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.0%*
12	TYPE OF REPORTING PERSON CO

(*)	Based on 15,466,176 Class A Ordinary Shares outstanding as of December 31, 2011.

1	NAME OF REPORTING PERSON Dang Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 44,016,250 Class A Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 44,016,250 Class A Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,016,250 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 74.0%*
12	TYPE OF REPORTING PERSON CO

(*)	Based on 15,466,176 Class A Ordinary Shares outstanding as of December 31, 2011.

ITEM 1	(a).	NAME OF ISSUER:

Charm Communications Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

CN01 Legend Town, No. 1 Ba Li Zhuang Dong Li, Chaoyang District, Beijing, 100025

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) He Dang, (b) Merry Circle Trading Limited, (c) Honour Idea Limited, (d) Full Quantum Investments Limited and (e) the Dang Family Trust.

Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is an irrevocable discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries.

He Dang, Merry Circle Trading Limited, Honour Idea Limited, Full Quantum Investments Limited and the Dang Family Trust are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For He Dang:

c/o Charm Communications Inc.

CN01 Legend Town,

No. 1 Ba Li Zhuang Dong Li, Chaoyang

District, Beijing, 100025

People’s Republic of China

For Merry Circle Trading Limited:

c/o PricewaterhouseCoopers Limited

21st Floor, Edinburgh Tower, The Landmark,

15 Queen’s Road Central, Hong kong.

For Honour Idea Limited:

c/o Charm Communications Inc.

CN01 Legend Town,

No. 1 Ba Li Zhuang Dong Li, Chaoyang

District, Beijing, 100025

People’s Republic of China

For Full Quantum Investments Limited:

c/o Credit Suisse Trust Limited

1 Raffles Link #05-02

Singapore 039393

For the Dang Family Trust:

c/o Credit Suisse Trust Limited

1 Raffles Link #05-02

Singapore 039393

ITEM 2	(c)	CITIZENSHIP:

He Dang is a citizen of the People’s Republic of China.

Merry Circle Trading Limited is a British Virgin Islands company.

Honour Idea Limited is a British Virgin Islands company.

Full Quantum Investments Limited is a Bahamian company.

The Dang Family Trust is an irrevocable discretionary trust constituted under the laws of Singapore.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”).

Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is entitled to five votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

ITEM 2	(e).	CUSIP NUMBER:

16112R101

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
He Dang	47,170,417	75.3%	—	47,170,417	—	47,170,417

Merry Circle Trading Limited	44,016,250	74.0%	—	44,016,250	—	44,016,250
Honour Idea Limited	1,093,750	6.6%	—	1,093,750	—	1,093,750

Full Quantum Investments Limited	44,016,250	74.0%	—	44,016,250	—	44,016,250
Dang Family Trusat	44,016,250	74.0%	—	44,016,250		44,016,250

Merry Circle Trading Limited is the record holder of 44,016,250 Class B Ordinary Shares of the Issuer. Hounor Idea Limited is the record holder of 1,093,750 Class B Ordinary Shares of the Issuer.

Mr. He Dang is the sole shareholder and sole director of Honour Idea Limited. Mr. He Dang is the sole director of Merry Circle Trading Limited, which is owned by Full Quantum Investments Limited, a Bahamian company. Full Quantum Investments Limited is in turn wholly owned by the Dang Family Trust. Credit Suisse Trust Limited is the trustee of the Dang Family Trust, which is an irrevocable discretionary trust constituted under the laws of Singapore with Mr. He Dang as settlor and Mr. He Dang and certain of his family members as beneficiaries.

Pursuant to Rule 13d-3 under the Act, each of He Dang, Full Quantum Investments Limited and the Dang Family Trust may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by Merry Circle Trading Limited. He Dang, Merry Circle Trading Limited, Honour Idea Limited, Full Quantum Investments Limited and the Dang Family Trust may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Ordinary Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

He Dang

/s/ He Dang
He Dang

Merry Circle Trading Limited

By:	/s/ He Dang
Authorized Signatory

Honour Idea Limited

By:	/s/ He Dang
Authorized Signatory

Full Quantum Investments Limited
For and on behalf of Bukit Merah Limited, as Corporate Director

By:	/s/ Dominik Birri
By:	/s/ Joni Sim
Authorized Signatories

Dang Family Trust
For an on behalf of Credit Suisse Trust Limited, as trustee

By:	/s/ Dominik Birri
By:	/s/ Joni Sim
Authorized Signatories